UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Naked Brand Group Inc.

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

629839101

(CUSIP Number)

Samuel A. Waxman, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone:  (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629839101	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Hochman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,715,980
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,715,980
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,715,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% based on 35,983,674 of common shares outstanding as of June 10, 2014
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

This Statement relates to common shares, par value $0.001, of Naked Brand Group Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at #2 34346 Manufacturers Way, Abbotsford, British Columbia, Canada V2S 7M1.

Item 2.	Identity and Background.

(a)	David Hochman.

(b)	Mr. Hochman’s address is 15 Weston Hill Rd, Riverside, CT 06878.

(c)	Mr. Hochman is a director of the Issuer.

(d)	During the last five years, Mr. Hochman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Hochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

In connection with a brokered private placement offering, Mr. Hochman purchased 2 Units pursuant to the Subscription Agreement, dated June 10, 2014, between the Issuer and Mr. Hochman.  Each Unit consisted of (i) a $25,000 6% convertible senior secured debenture of the Issuer and (ii) warrants to purchase 166,667 of the Issuer’s common shares at an exercise price of $0.15 per share, subject to certain adjustment as set out in the warrant agreement.

Item 4.	Purpose of Transaction.

Mr. Hochman acquired the securities of the Issuer for investment purposes. Depending on market conditions and other factors, Mr. Hochman may acquire additional common shares of the Issuer as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Hochman also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Hochman does not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•
any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Hochman is 2,715,980 of common shares, or 7.0% based on 35,983,674 common shares issued and outstanding as of June 10, 2014, comprised of (a) 1,810,653 of common shares issuable upon conversion of 6% convertible senior secured debentures and (b) warrants to purchase 905,327 of common shares exercisable within the next 60 days.

Of the 2,715,980 of common shares beneficially owned by Mr. Hochman a, portion is held by CSD Holdings LLC, of which Mr. Hochman is a sole member, and the remaining portion is registered in the name of Mr. Hochman.  Mr. Hochman has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of the 2,715,980 common shares beneficially owned by him.  No person, other than Mr. Hochman, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all of the common shares beneficially owned by Mr. Hochman.

Mr. Hochman has not effected any transaction in the common shares of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Hochman and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

10.1	Subscription Agreement, dated June 4, 2014, between the Issuer and David Hochman.

10.2	6% Senior Secured Convertible Debentures of the Issuer.

10.3	Warrant Agreement, dated June 10, 2014, between the Issuer and David Hochman.

10.4	Warrant Agreement, dated June 10, 2014, between the Issuer and CSD Holdings LLC.

10.5	Registration Rights Agreement, dated June 10, 2014, between the Issuer and David Hochman.

10.6	Registration Rights Agreement, dated June 10, 2014, between the Issuer and CSD Holdings LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2014

/s/ David Hochman
Name